                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                             VSUS Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   92909G 10 3
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                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 14, 2005
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             (Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 92909G 10 3

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1.   Names of Reporting Persons. Matis Cohen
     I.R.S. Identification Nos. of above persons (entities only).

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2.   Check the appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        OO (See Item 3)

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization United States

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                    7.   Sole Voting Power            1,781,385(1)

Number of          -------------------------------------------------------------
Shares              8.   Shared Voting Power          0
Beneficially
Owned by Each      -------------------------------------------------------------
Reporting           9.   Sole Dispositive Power       1,781,385(1)
Person With
                   -------------------------------------------------------------
                    10.  Shared Dispositive Power     0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,781,385(1)

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13.  Percent of Class represented by Amount in Row (11)     6.4%

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14.  Type of Reporting Person (See Instructions)

          IN
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(1) These shares consist of: (i) 610,750 shares of Common Stock, and (ii)
options to purchase 1,170,635 shares of Common Stock, at an exercise price of
$0.001 per share, granted to Mr. Cohen as of April 14, 2005. This does not include options to purchase and additional 170,625 shares that will vest on June
30, 2005.

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.001 par value (the "Common Stock"), of VSUS Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 444 Madison Avenue, 24th Floor, New York, New York
10022.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  This Statement is filed by Mr. Matis Cohen ("Mr. Cohen"). By his signature on this Statement, Mr. Cohen agrees that this Statement is filed on his behalf.

          Mr. Cohen is filing this Statement pursuant to Rule 13d-1(a) under the
          Exchange Act of 1934, as amended (the "Act"), on his own behalf and not on behalf of any other party. Information with respect to Mr.
          Cohen, is given solely by Mr. Cohen

     (b)  Mr. Cohen's address is 20B Hatzedet Street, Tel-Aviv, Jaffa, L3 68034

     (c)  Mr. Cohen's present principal occupation is as a Director of and a consultant to the Issuer. The principal address of the Issuer is 444
          Madison Avenue, 24th Floor, New York, New York 10022.

     (d)  Mr. Cohen has not within the last five years been convicted in a criminal proceeding.

     (e)  During the last five years, Mr. Cohen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Cohen is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with Mr. Cohen's services as an officer and director of the
Issuer, pursuant to the Issuer's 2003 Stock Option Plan: (i) as of January 1,
2003, the Issuer granted Mr. Cohen stock options to purchase 910,000 shares of our Common Stock, at an exercise price of $0.01 per share (the "2003 Options");
and (ii) as of February 1, 2004, the Issuer granted Mr. Cohen stock options to purchase 42,000 shares of our Common Stock, at an exercise price of $0.001 per share (the "2004 Options").

     The term of the consulting agreement was to continue until December 1,
2005. However, effective as of January 6, 2005, following a vote of the Issuer's common stockholders at a special meeting, Mr. Cohen was removed from the
Issuer's board of directors, and, subsequently, as a officer of the Issuer. At that time, the consulting agreement was, in effect, terminated. As a result,
341,250 of the 2003 Options, which had not already vested, automatically expired on the date thereof.

     Effective as of April 14, 2005, the Issuer merged with 1st Alerts, Inc., a
Delaware corporation. 1st Alerts merged with and into First Info Network, Inc., a wholly owned subsidiary of the Company (the "Merger"). At the effective time of the Merger, among other things, the Issuer exchanged an aggregate of 13,000,000 shares of its common stock, and 200 shares of its Series B
Preferred Stock, for all of the issued and outstanding shares of capital stock of 1st Alerts.

     Simultaneously with the Issuer's acquisition of 1stAlerts, Inc., as of
April 14, 2005, Mr. Cohen was reappointed to the board of directors of the
Issuer. At that time, the Issuer entered into a new consulting agreement with
Mr. Cohen.

     Pursuant to the new consulting agreement, Mr. Cohen shall provide consulting services to the Issuer in connection with the Issuer's operations, and the operations of the Issuer's wholly-owned subsidiary, VSUS Secured
Services, Inc., in Israel. The new consulting agreement shall continue for two
(2) years, after which either party can terminate the agreement upon ninety (90)
days written notice to the other party. The agreement also contains confidentiality and other customary provisions.

     In connection with Mr. Cohen's reinstatement as a director of the Issuer, and of THE Issuer's wholly-owned subsidiary, VSUS Secured Services, Inc., the
Issuer reissued his 341,250 stock options, which had expired at the time of his removal. The stock options: (i) are exercisable at a price of $0.001 per share,
(i) vested 50% on the date of Mr. Cohen's reinstatement, and (ii) will vest with the respect to the remaining 50% on June 30, 2005.

     In addition, in consideration for his services as a consultant, the Issuer issued Mr. Cohen options to purchase 1,000,000 shares of the Issuer's Common
Stock, at an exercise price of $0.001 per share. These options vested 100% on the date of grant.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities is described in Item 3 above.

     Mr. Cohen does not have any plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment
Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  As of the date hereof, the Mr. Cohen beneficially owns 1,781,385 shares of the Issuer's Common Stock, representing 6.4% of the currently outstanding Common Stock of the Issuer. Mr. Cohen has additional options to purchase 170,625 shares that do not vest until
          June 30, 2005.

     (b)  Mr. Cohen has sole voting and dispositive power with respect to the
          1,781,385 shares of Common Stock it holds directly.

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  By: /s/ Matis Cohen
                                                      --------------------------
                                                      Matis Cohen

Dated: April 22, 2005